EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 September 2017 purchased 557,325 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 152.86 per share.

Before distribution to the employees, the Share saving plan has 10,790,122 shares.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.